Exhibit 99.99

Form 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Cameco Corporation (“Cameco”) is a corporation existing under the Canada Business Corporations Act. The head office of Cameco is located at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

1.2	Executive Officer

The name of the executive officer of Cameco, who is knowledgeable about the significant acquisition and this Business Acquisition Report is as follows:

Sean Quinn

Senior Vice-President, Chief Legal Officer, and Corporate Secretary

(306)-956-6200

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On October 11, 2022, Cameco announced it entered into a strategic partnership with Brookfield Renewable Partners L.P., together with its institutional partners (Brookfield Renewable), to acquire Westinghouse Electric Company (“Westinghouse” or “WEC”), a global provider of nuclear services, from Brookfield Business Partners L.P. and its institutional partners (the “Acquisition”).

The Acquisition closed on November 7, 2023, following which Cameco owns a 49% interest and Brookfield Renewables owns the remaining 51% in Westinghouse. The Acquisition is described in further detail in Cameco’s prospectus supplement dated October 12, 2022 (“Prospectus”), and material change report dated October 18, 2022, each of which is available on Cameco’s issuer profile on SEDAR at www.sedarplus.ca.

The total enterprise value of US$7.9 billion was adjusted for working capital balances at the close, resulting in a final enterprise value of US$8.2 billion. Westinghouse has US$3.8 billion in outstanding debt commitments, for which it maintains responsibility after closing and which reduces the equity cost of the Acquisition.

To finance Cameco’s 49% share of the purchase price, equaling US$2.1 billion, Cameco used US$1.5 billion of cash and drew the full amount of both US$300 million tranches of the term loan put in place concurrently with the execution of the agreement applicable to the Acquisition (the “Acquisition Agreement”), and which mature two years and three years from the date of close. The US$280 million bridge commitment that Cameco secured concurrently with the Acquisition Agreement was not required to complete the transaction and has been terminated.

Westinghouse is a nuclear reactor technology original equipment manufacturer (“OEM”) and provider of highly technical aftermarket products and services including fuel, maintenance, instrumentation and control, and advanced nuclear plant designs to commercial nuclear power infrastructure and government agencies globally. WEC benefits from long-term customer relationships with a predictable revenue and cash flow profile. WEC has a long history servicing nuclear reactors globally, including a significant proportion of the plants for which it is the OEM. Additional information concerning Westinghouse and its business is included in the Prospectus and the section of the Prospectus titled “Business of Westinghouse” is incorporated by reference into this Business Acquisition Report. The Prospectus is available on Cameco’s issuer profile on SEDAR at www.sedarplus.ca.

2.2	Acquisition Date

November 7, 2023.

2.3	Consideration

The total consideration paid by Cameco in respect of the Acquisition is approximately US$2.1 billion. To fund that consideration, Cameco used US$1.5 billion of cash (representing cash on hand and net proceeds from a bought deal offering (“Offering”) that closed on October 17, 2022 in aggregate gross proceeds of US$747.6 million) and drew the full amount of both US$300 million tranches of the term loan put in place concurrently with the execution of the Acquisition Agreement, and which mature two years and three years from the date of close. The US$280 million bridge commitment that Cameco secured concurrently with the Acquisition Agreement was not required to complete the transaction and has been terminated.

2.4	Effect on Financial Position

Following completion of the Acquisition, Cameco owns a 49% interest in Westinghouse and such interest will be accounted for by Cameco using the equity method. Since the closing of the Acquisition, Westinghouse has operated as a separate entity from Cameco.

Except as otherwise publicly disclosed and in the ordinary course of business, Cameco does not have any current plans or proposal for material changes in its business affairs and the affairs of Westinghouse which may have a significant effect on the financial performance and financial position of Cameco.

2.5	Prior Valuations

To the knowledge of Cameco, there has not been any valuation opinion obtained within the last twelve months by Westinghouse or Cameco required by securities legislation or a Canadian exchange or market to support the consideration paid by Cameco in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition did not involve an “informed person”, “associate” or “affiliate” (as each term is defined in Canadian securities legislation) of Cameco.

2.7	Date of Report

January 19, 2024.

Item 3 Financial Statements and Other Information

Pursuant to the exemption in section 8.6 of NI 51-102, Cameco is exempt from the requirements of Section 8.4 of NI 51-102 – Continuous Disclosure Obligations to file certain financial statements in respect of Westinghouse. The exemption is available because Cameco’s acquisition of its 49% interest in WEC will be accounted for using the equity method as part of Cameco’s 49% equity investment in Westinghouse. Summarized information of the total assets, total liabilities, net revenue (i.e., revenue) and net income (loss) (i.e., profit or loss) of Westinghouse for: (i) the years ended and as at December 31, 2021 and 2022 and (ii) Cameco’s proportionate interest in WEC for the period ended December 31, 2022 is presented in Schedule “A” hereto. The financial information reflected in Schedule A is presented in US dollars.

SCHEDULE “A”

SUMMARY OF WESTINGHOUSE FINANCIAL INFORMATION

(US$ millions)	December 31, 2021	December 31, 2022	Proportionate Share (49%) ended December 31, 2022
Net Revenues	3,286	3,784	1,854
Net Income	126	440	216
Total Assets	5,192	6,233	3,054
Total Liabilities	5,542	6,050	2,965

The summary financial information of Westinghouse has been prepared by Cameco and is derived from WEC’s annual consolidated financial statements as at and for the years ended December 31, 2021 and 2022 which are reported in US dollars and prepared in accordance with US GAAP. The recognition, measurement and disclosure requirements of US GAAP differ from IFRS as applied by Cameco. The annual information was audited in accordance with auditing standards generally accepted in the United States and received an unmodified opinion, without reservation, which states that in the auditor’s opinion, WEC’s annual consolidated financial statements as at and for the years ended December 31, 2021 and 2022 present fairly, in all material respects, the financial position of WEC and its subsidiaries as of December 31, 2021 and 2022, and the results of their operations and their cash flows for each of the years then ended, in conformity with US GAAP. The summary financial information is prepared in accordance with the financial reporting framework specified in subsection 3.2(6) of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards for summarized financial information of a business accounted for using the equity method and contains total assets, total liabilities, revenue (net revenue above) and profit/(loss) (net income (loss) above) as at and for the years ended December 31, 2021, and 2022.